Prospectus Supplement No. 1 to
Prospectus dated April 26, 2006
Registration No. 333-132635
Filed pursuant to Rule 424(b)(3)

EAGLE BROADBAND, INC.
Supplement No. 1
to
Prospectus Dated April 26, 2006

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This is a Supplement to Eagle Broadband, Inc.’s Prospectus dated April 26, 2006, with respect to the offer and sale from time to time of up to 24,180,556 shares of our common stock for the account of the shareholder named in the Prospectus. This Supplement amends and supplements certain information contained in the Prospectus about Eagle. We encourage you to read this Supplement carefully with the Prospectus.

Eagle is a provider of broadband, Internet Protocol (IP) and communications technology and services that aim to create new revenue opportunities for broadband providers and enhance communications for government, military and corporate customers. We leverage years of proven experience delivering advanced IP-based broadband services to provide service provider partners with a way to deliver advanced entertainment, communications and security services to their customers. Our product offerings include IPTVComplete™, a fast, low cost way for broadband providers to deliver competitive IP video services; the MediaPro line of standard and high definition IP set-top boxes that enable broadband providers and hotel operators to maximize revenues by delivering advanced interactive entertainment services; and the SatMAX™ satellite communications system that provides civilian government, military, homeland security and corporate customers with reliable, non-line-of-sight, satellite-based voice and data communications from any location on Earth.

Our common stock is listed on the American Stock Exchange under the symbol “EAG.” On May 4, 2006, the last sales price of our common stock as reported on the American Stock Exchange was $0.06 per share. The shares of common stock offered pursuant to this prospectus have been approved for trading on the American Stock Exchange.

The selling shareholder, Dutchess Private Equities Fund, L.P., is an underwriter within the meaning of the Securities Act of 1933, as amended.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors listed in the Prospectus and this Supplement before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2006

CURRENT REPORT ON FORM 8-K

On April 24, 2006, we filed with the SEC a Current Report on Form 8-K announcing the appointment of Brian Morrow as Chief Operating Officer of the company and the entry into an employment agreement with Mr. Morrow.

A copy of the text of the 8-K filing follows:

Item 1.01 Entry Into a Material Definitive Agreement

Effective April 18, 2006, the company entered into an employment agreement with Brian Morrow, whereby Mr. Morrow will serve as the Chief Operating Officer of the company. The agreement continues through April 18, 2010, unless terminated earlier by the parties under the terms of the agreement. The agreement provides for an annual base salary of $200,000.00. Mr. Morrow will also be eligible to receive an annual bonus based upon the attainment of certain objectives. If Mr. Morrow’s employment is terminated for reasons other than cause, Mr. Morrow will be entitled to his salary for six months.

Item 5.02 Appointment of Principal Officers.

On April 18, 2006, Brian Morrow was named as Chief Operating Officer of the company. Mr. Morrow, 55, joined the company in December 2005 as General Manager of the IPTV Solutions division. From June 2005 until joining the company, Mr. Morrow served as President and Chief Operating Officer for Analytical Surveys, Inc. From January 2003 to June 2005, Mr. Morrow served as a certified management consultant to various companies, including Eagle Broadband. From March 2001 to March 2002, he served as chairman of the 50-company Peer-To-Peer Working Group, an international industry association that included businesses such as Intel, HP, Cisco, and NTT. From July 2000 to December 2002, he served as president and chief operating officer of Endeavors Technology, a Java and .NET Web Services start-up company that developed Web collaboration and application delivery enterprise software, and was acquired by U.K.-based Tadpole Technology. He holds a BS degree from Dalhousie University and an MBA in Finance from the University of Ottawa. Mr. Morrow has not been involved with a related transaction or relationship as defined by Item 404(a) of Regulation S-K.

Up To
24,180,556
Shares Common Stock

EAGLE BROADBAND, INC.

Prospectus Supplement No. 1

May 5, 2006